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                                                                  EXHIBIT (a)(9)


                                                            Imo Industries Inc.
For further information, contact:                           1009 Lenox Drive
                                                            Lawrenceville, NJ
R. A. Derr II, V.P. and Treasurer                           08648.0550
Director of Investor Relations                [IMO LOGO]
(609) 896-7632                                              tel  609.896.7600
                                                            fax  609.896.7688

NEWS RELEASE


FOR IMMEDIATE RELEASE

         IMO INDUSTRIES ANNOUNCES SALE TO UNITED DOMINION INDUSTRIES


LAWRENCEVILLE, NJ (June 26, 1997) -- Imo Industries Inc. (NYSE: IMD) announced today that Imo and United Dominion Industries Limited (NYSE, TSE, [MTLE]: UDI) have executed a definitive merger agreement providing for the acquisition of Imo by United Dominion. Under the terms of the merger agreement, United Dominion will commence a cash tender offer for all outstanding shares of Imo common stock at a price of $6 per share, net in cash. The purchase price represents a premium of approximately 89% over the average trading price of the last 90 days.

Simultaneously with the tender offer for the shares of Imo common stock, United Dominion also will commence an offer to purchase for cash at 120% of the principal amount thereof all of Imo's 11 3/4% Senior Subordinated Notes due 2006 (of which $155 million are outstanding) and solicit consents from the holders of the notes to obtain certain amendments to the indenture in connection with the merger. The tender offer for the shares of Imo common stock is conditioned on the receipt of 80% of the shares and the tender offer for the notes is conditioned on receipt of a majority of the principal amount of the notes. Each offer is conditioned on the successful completion of the other and certain other customary conditions. Any shares not purchased in the tender offer will be acquired in a subsequent merger at the same $6 per share net cash price, to be effected as soon as practicable after the completion of the tender offer and the offer to purchase. Any notes not purchased in the offer to purchase will remain outstanding.

The Board of Directors of Imo has approved the merger agreement, the tender offer for the shares, the offer to purchase for the notes and the merger, determined that the tender offer and the merger are fair to, and in the best interests of Imo's stockholders and recommended that Imo's stockholders accept the tender offer and approve and adopt the merger agreement. The Board of Directors was advised by Credit Suisse First Boston Corporation, financial advisor to the Board of Directors, that the consideration to be received by holders of Imo common stock was fair to such holders from a financial point of view.

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Donald K. Farrar, Imo chairman and chief executive officer, said, "In March of this year we announced our intention to evaluate our strategic alternatives in order to enhance shareholder value. We believe the acquisition of Imo by United Dominion at the significant premium to market will provide our shareholders with excellent value, and the strong balance sheet and operating history of United Dominion will allow us to improve our operations and continue to deliver superior products to our customers."

United Dominion is expected to commence its tender offer for all the common stock of Imo and its offer to purchase all of the notes on or before July 3, 1997.

Imo Industries, with 1996 sales of $469 million, is a diversified manufacturer of pumps, fluid sensors, motion control products, remote control systems, and automotive components, with operations worldwide.



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